Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

[The following was posted to an internal Siebel Systems, Inc. website on December 5, 2005]

“I admire risk takers. I like leaders – people who do things before they become fashionable or popular. I find that kind of integrity inspirational.”

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LAWRENCE J. ELLISON | Chairman & Chief Executive Officer, 2003

Almost thirty years ago, Larry Ellison saw an opportunity other companies missed when he came across a description of a working prototype for a relational database and discovered that no company had committed to commercializing the technology. Ellison and his co-founders, Bob Miner and Ed Oates, realized there was tremendous business potential in the relational database model—but they may not have realized that they would change the face of business computing forever.

Today Oracle (Nasdaq: ORCL) is still at the head of the pack. Oracle technology can be found in nearly every industry around the world and in the offices of 98 of the Fortune 100 companies. Oracle is the first software company to develop and deploy 100 percent internet-enabled enterprise software across its entire product line: database, business applications, and application development and decision support tools. Oracle is the world’s leading supplier of software for information management, and the world’s second largest independent software company.

Oracle has always been an innovative company. It was one of the first companies to make its business applications available through the internet - today, that idea is pervasive. Now Oracle is committed to making sure that all of its software is designed to work together - the suite approach - and other companies, analysts, and the press are beginning to acknowledge that Oracle is right. What’s in store for tomorrow? We will continue to innovate and to lead the industry - while always making sure that we’re focused on solving the problems of the customers who rely on our software.

Innovation Timeline

This timeline highlights thirty years of Oracle innovation.

1st commercial SQL RDMS

1st database with read consistency

1st client-server database

1st to introduce PL/SQL

Moves character mode apps to the client/server model

1st 64-bit RDBMS

1st Web database

1st database with XML support

1st to complete 3 terabyte TPC-H world record

1st to introduce Enterprise Grid Computing with Oracle 10g

Offers a VAX-mode database

Offers a parallel server database

1st company to introduce UNIX-based applications

Offers full apps implementation methodology

1st media server to support video on demand

Open standards-based, Web-enabled architecture

1st to introduce comprehensive CRM Suite

1st internet developer suite

1st database to pass 15 industry standard security evaluations

First to provide a single customer view from multiple data sources

1979 1984 1986 1988 1993 1995 1997 1999 2001 2003

1983 1985 1987 1992 1994 1996 1998 2000 2002 2004

Oracle’s business is information—how to manage it, use it, share it, protect it. Oracle has created the only fully integrated platform for enterprise computing, helping companies collect and use precision business information at the lowest cost. Over three decades, Oracle has refined its technology by combining the ingenuity of the industry’s best software engineers with feedback from Fortune 500 customers—supporting information-driven business around the world.

2004

First to provide a single customer view from multiple data sources with Oracle Customer DataHub

2003

First to introduce Enterprise Grid Computing with Oracle 10g

First database that is available in production for 64-bit Linux with IPF.

2002

First database to pass 15 industry standard security evaluations and first Real Application Clustering

First native XML support in a relational database First fully integrated relational and multidimensional database First database with table compression on Unix, NT and Linux First complete and integrated business intelligence platform

2001

First database to complete the 3 terabyte TPC-H world record

First database to pass over 9 industry standard security evaluations

First database with built-in Web services

First database with integrated data mining

First database with support for real world packaged applications on a cluster

First database with Hash, Range, Composite and List partitioning

First database with dynamic memory management

First database with built-in workflow

First database with complete online maintenance operations

First to support the JOLAP API

2000

First to offer complete and simple software for information management including the Oracle9i Database, Oracle9i Application Server and Oracle9i Developer Suite

Provide a single data model and single global instance

Industry’s first Developer Service Provider (DSP)

Offers a complete applications suite

First to offer developers online services for application development

First to release a production framework for defining Web services

Launches first online developers skills exchange, Oracle Technology Network (OTN) Xchange

Introduces fully integrated application server for internet computing-Oracle Internet Application Server (Oracle9iAS)

Introduces first internet developer suite

First to offer an internet file system built for the internet, Oracle Internet File System

Launches Oracle Mobile, wireless applications service provider

Delivers the industry’s only complete e-business suite, Oracle E-Business Suite 11i

Launches E-Business Network

1999

First to integrate Java and XML into an application development tool

Launches first industry exchange, AutoXchange, with Ford Motor Company Launches complete e-business initiative

Provides applications hosting (Oracle Outsourcing)

Delivers first comprehensive, internet-based CRM suite

Overtakes SAP in US manufacturing

Offers the only internet platform for mobile, embedded, and information appliance computing

First relational database management system (RDBMS) ported to Linux

First database with XML support

First to offer a full-featured internet database

First to introduce capabilities to use XML and SQL in Java servlets

First to introduce the concept of portlets as a way to integrate applications into an e-business portal

1998

Launches Business Online, the first hosting service for enterprise applications designed to be run over the Web

Launches comprehensive, internet-based strategic procurement solution Offers full Web deployment of all applications Integrates front office and enterprise applications Offers an integrated business intelligence system Offers a full-featured flow manufacturing product

Offers a complete financial consolidation engine Offers rapid, one-step planning

Offers self-service applications

Offers the first set of application modeling tools that generate 100 percent of the application

Breaks the 100,000 TPC-C barrier

First database with Java support

1997

Builds Internet-based applications

Moves client/server applications to the Web Supports Very Large Memory Modules on Windows NT Supports clusters on Windows NT First Web database

1996

Breaks the 30,000 TPC-C barrier

Announces an open standards-based, Web-enabled architecture

1995

First 64-bit relational database management system (RDBMS)

Provides Web connectivity kit to the database

1994

Offers the first media server to support video on demand

Supports fingerprint logins

1993

Moves character mode applications to the client/server model

1992

Offers a full applications implementation methodology (AIM)

1991

Offers row-level locking First to introduce PL/SQL

1990

First symmetric multiprocessing database

1988

Offers row-level locking

First to introduce PL/SQL

1987

First symmetric multiprocessing database

Offers first business application - Oracle General Ledger

1986

Supports distributed queries

First client-server database

1985

Offers a parallel server database

1984

Offers the first database with read consistency

1983

Offers a VAX-mode database

Offers a database written entirely in C, for portability

1979

Offers the first commercial SQL relational database management system (RDBMS)

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on October 19, 2005 (Registration No. 333-129139), containing a preliminary proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO A DEFINITIVE PROXY STATEMENT/PROSPECTUS. The final proxy statement/prospectus will be mailed to stockholders of Siebel Systems. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel Systems. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel Systems, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel Systems, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel Systems could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel Systems.